Exhibit 99.1

INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

January 14, 2025

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 194,876 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from January 6, 2025, up to and including January 10, 2025, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 124,633,727 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (124,633,727) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
06/01/2025	LSE	16,616	1,000.29
06/01/2025	BATE	3,315	998.31
06/01/2025	CHIX	14,842	1,002.78
06/01/2025	AQUIS	3,008	986.27
07/01/2025	LSE	15,525	960.18
07/01/2025	BATE	4,814	962.81
07/01/2025	CHIX	16,484	959.91
07/01/2025	AQUIS	2,262	962.54
08/01/2025	LSE	14,400	973.59
08/01/2025	BATE	8,461	972.32
08/01/2025	CHIX	13,838	970.18
08/01/2025	AQUIS	1,886	968.28
09/01/2025	LSE	12,427	979.10
09/01/2025	BATE	6,265	980.81
09/01/2025	CHIX	19,824	980.46
09/01/2025	AQUIS	895	979.90
10/01/2025	LSE	17,670	973.98
10/01/2025	BATE	6,914	973.89
10/01/2025	CHIX	13,796	974.69
10/01/2025	AQUIS	1,634	974.90

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123